UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Translate Bio, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
89374L104
(CUSIP Number)
December 31, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)
*    The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89374L104

(1)	Names of reporting persons Takeda Pharmaceutical Company Limited
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Japan
Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power 0
	(6)	Shared voting power 0
	(7)	Sole dispositive power 0
	(8)	Shared dispositive power 0
(9)	Aggregate amount beneficially owned by each reporting person 0 (1)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 0%
(12)	Type of reporting person (see instructions) CO

(1) Takeda Pharmaceutical Company Limited’s beneficial ownership of the Issuer’s Common Stock is zero shares of Common Stock. As reported on the Schedule 13G filed by the Reporting Persons on February 14, 2019, Takeda Pharmaceutical Company Limited was the beneficial owner of 7,078,945 shares of the Issuer’s Common Stock held directly by Shire Human Genetic Therapies, Inc., which is now a direct wholly owned subsidiary of Takeda Pharmaceuticals U.S.A., Inc. Takeda Pharmaceuticals U.S.A., Inc. is a direct subsidiary of Takeda Pharmaceutical Company Limited (70.9%), Takeda Pharmaceuticals International AG (27.3%), and Shire Ireland Investment Ltd. (1.8%). Each of Shire Ireland Investment Ltd. and Takeda Pharmaceuticals International AG is a direct, wholly owned subsidiary of Takeda Pharmaceutical Company Limited. As reflected in this Amendment No. 1 to Schedule 13G, the Reporting Persons no longer beneficially own any shares of the Issuer’s Common Stock.

CUSIP No. 89374L104

(1)	Names of reporting persons Shire Human Genetic Therapies, Inc.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power 0
	(6)	Shared voting power 0
	(7)	Sole dispositive power 0
	(8)	Shared dispositive power 0
(9)	Aggregate amount beneficially owned by each reporting person 0
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 0%
(12)	Type of reporting person (see instructions) CO

Amendment No. 1 to Schedule 13G
Item 1(a)    Name of issuer:
Translate Bio, Inc.
Item 1(b)    Address of issuer’s principal executive offices:
29 Hartwell Avenue
Lexington, Massachusetts 02421

Item 2(a)    Name of person filing:
Takeda Pharmaceutical Company Limited
Shire Human Genetic Therapies, Inc.
Item 2(b)    Address of principal business office or, if none, residence:
Takeda Pharmaceutical Company Limited – 1-1, Nihonbashi-Honcho 2-Chome, Chuo-ku, Tokyo 103-8668, Japan
Shire Human Genetic Therapies, Inc. – 300 Shire Way, Lexington, MA 02421
Item 2(c)    Citizenship:
Takeda Pharmaceutical Company Limited – Japan
Shire Human Genetic Therapies, Inc. – United States
Item 2(d)    Title of class of securities:
Common Stock
Item 2(e)    CUSIP No.:
89374L104

Item 3.    If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.
Item 4.    Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: See the responses to Item 9 on the attached cover pages.
(b) Percent of class: See the responses to Item 11 on the attached cover pages.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: See the responses to Item 5 on the attached cover pages.
(ii) Shared power to vote or to direct the vote: See the responses to Item 6 on the attached cover pages.

(iii) Sole power to dispose or to direct the disposition of: See the responses to Item 7 on the attached cover pages.
(iv) Shared power to dispose or to direct the disposition of: See the responses to Item 8 on the attached cover pages.
Item 5.    Ownership of 5 Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.
Item 6.    Ownership of More than 5 Percent on Behalf of Another Person.
Not applicable.
Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
See Exhibit 99.1
Item 8.    Identification and Classification of Members of the Group.
Not applicable.
Item 9.    Notice of Dissolution of Group.
Not applicable.
Item 10.    Certifications
Not applicable.

Signatures
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: January 25, 2021

TAKEDA PHARMACEUTICAL COMPANY LIMITED

By	/s/ Amit Singh
	Name:	Amit Singh
	Title:	Senior Vice President and Treasurer

SHIRE HUMAN GENETIC THERAPIES, INC.

By	/s/ Paul Sundberg
	Name:	Paul Sundberg
	Title:	Assistant Secretary

INDEX TO EXHIBITS

Exhibit 99.1	Identification of the subsidiary which acquired the security being reported on by the parent holding company
Exhibit 99.2	Joint Filing Agreement